Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17, Shanghai, 200120,
Peoples Republic of China
Tel: +86 (21) 6888-8886

November 1, 2010

VIA FEDERAL EXPRESS

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Ossen Innovation Co., Ltd.
Pre-effective Amendment 1 to Registration Statement on Form F-1
Filed September 29, 2010
File No. 333-168496

Dear Ms. Long:

On behalf of Ossen Innovation Co., Ltd. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated October 14, 2010 relating to the above-captioned registration statement on Form F-1.  Captions and page references herein correspond to those set forth in the registration statement, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

One shareholder will own a large percentage of our outstanding stock..., page 15

1.
We note your response to comment 10 in our letter dated August 30, 2010.  As previously requested, please revise this risk factor to clarify that Mr. Tang controls your company and to disclose the material implications of such control.  Given the number of shares owned by Mr. Tang, it is not sufficient to say that he has the ability to exercise significant influence over your affairs.

We have revised this risk factor in response to the Staff’s comment.  We have specifically delineated the material implications of Dr. Tang’s control.

Certain Relationships and Related Party Transactions, page 79

2.
We note your response to comment 20 in our letter dated August 30, 2010.  Please revise your disclosure to clarify, if true, that Shanghai ZFX and Shanghai Ossen are part of the Ossen Group.  In addition, please disclose the nature of your relationship with the Ossen Group.  You may do this by providing a cross reference to the disclosure on page 51 of the business section.

In response to the Staff’s comment, we have revised the registration statement to clarify that Shanghai ZFX and Shanghai Ossen are both part of the Ossen Group.  Furthermore, we have revised our disclosure to explain our relationship with the Ossen Group by cross-referencing the disclosure in the business section.

Taxation, page 88

3.
We note your response to comment 24 in our letter dated August 30, 2010.  As previously requested, please disclose the relevant authority for the summarized tax consequences.  In this regard, we note that each of your three tax opinions is a short form opinion and thus does not contain counsel’s analysis.  Instead, we note that the disclosure in the prospectus constitutes counsels’ tax opinions.  As such, the relevant authority must be cited in the prospectus disclosure.

In response to the Staff’s comment, we have revised the registration statement to disclose the relevant authority for the summarized tax consequences.

Financial Statements, page F-2

4.
Please amend your filing to update your financial statements to include unaudited financial statements for the six months ended June 30, 2010 and 2009. Refer to Rule 3-12(f) of Regulation S-X and Item 8.A.5 of Form 20-F for guidance.

In response to the Staff’s comment, we have revised the registration statement to include financial statements for the six months ended June 30, 2010 and 2009.

Exhibits 5.1 and 8.1

5.	Assumption 2.10 appears to cover matters that should be readily ascertainable by counsel and is thus inappropriate. Please have counsel revise its opinion to delete this assumption.

In response to the Staff’s comment, our counsel has deleted this assumption.

6.	Please have counsel revise its opinion to disclose that the discussion in the taxation section of the prospectus is counsel’s tax opinion.

In response to the Staff’s comment, our counsel has amended its opinion to disclose that the discussion in the taxation section of the prospectus is counsel’s tax opinion.

7.	Please have counsel revise its opinion to consent to being named in the registration statement and to consent to the relevant tax discussion in the prospectus.

In response to the Staff’s comment, our counsel has amended its opinion to consent to being names in the registration statement and to consent to the relevant tax discussion in the prospectus.

Exhibit 8.3

8.	Please have counsel revise its opinion to consent to the relevant tax discussion in the prospectus.

In response to the Staff’s comment, our counsel has amended its opinion to consent to the relevant tax discussion in the prospectus.

Sincerely,

/s/ Wei Hua
Wei Hua
Chief Executive Officer

cc:	Christopher S. Auguste, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.